Exhibit 99.1

30MW increase at Mackenzie, increasing total power capacity to 795MW

5% increase in average operating hashrate to 844 PH/s

Key highlights

Key metrics	Feb-22
Average operating hashrate (PH/s)	844
Bitcoin mined[1]	110
Mining revenue (US$’000)	4,495
Electricity costs (US$’000)	895
Revenue per Bitcoin (US$)	40,789
Electricity costs per Bitcoin (US$)	8,118

•	Corporate:

o	Reported inaugural quarterly earnings for the period ended December 31, 2021, including:
■	Record revenue (US$20m, +93% vs. Q1 FY22)
■	Record Adjusted EBITDA (US$14m, +156% vs. Q1 FY22)
■	Record Adjusted EBITDA Margin (72% vs. 54% in Q1 FY22)
o	Cantor Fitzgerald initiated research coverage on the Company during the month with an Overweight rating and a price target of $25 per share (vs. closing price of $14.42 per share as at March 4, 2021)
o	Iris Energy’s total expected power capacity increased to 795MW, following an increase of 30MW to the expected capacity at the Mackenzie site

•	Operations:

o	844 PH/s average operating hashrate in February (+5% increase)
o	110 Bitcoin mined (12% decrease, due primarily to three less days in the period and an increase in the network difficulty), generating monthly operating revenue of US$4.5 million

•	Construction:

o	Mackenzie (2.4 EH/s, 80MW – BC, Canada)
■	Expected capacity increased from 1.5 EH/s (50MW) to 2.4 EH/s (80MW) following additional project development activities – additional 0.9 EH/s (30MW) expected to come online in 2023
■	Construction remains ahead of schedule – commissioning activities for the first 0.3 EH/s (9MW) have already commenced ahead of the anticipated operational start date in early Q2 2022
o	Prince George (2.4 EH/s, 85MW – BC, Canada)
■	Foundation works for data center buildings commenced during February, and ahead of previous guidance of March, with site grading and civil works continuing in parallel
o	Childress County (Panhandle) (9.6 EH/s, 335MW – Texas, USA)
■	Following execution of the 600MW connection agreement with AEP Texas in January, site development, procurement and early construction mobilization activities continued to progress

1 Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).

Corporate update

Iris Energy reported its inaugural quarterly earnings for the period ended December 31, 2021. Key highlights included:

•	Record revenue of US$20m for the quarter (+93% vs. Q1 FY22)
•	Record Adjusted EBITDA of US$14m for the quarter (+156% vs. Q1 FY22)
•	Record Adjusted EBITDA Margin of 72% for the quarter (vs. 54% in Q1 FY22)

The earnings webcast and the Company’s latest investor presentation are available on the Company’s website here: https://investors.irisenergy.co/events-and-presentations.

Cantor Fitzgerald initiated research coverage on the Company during the month with an Overweight rating and a price target of $25 per share (vs. closing price of $14.42 per share as at March 4, 2021).

Canal Flats update (0.8 EH/s, 30MW) – BC, Canada

Canal Flats (100% renewable operations since inception2) continued to operate at >0.8 EH/s (exceeding previously announced site capacity of 0.7 EH/s).

The project achieved monthly average operating hashrate of 844 PH/s in February 2022 (vs. 804 PH/s in January 2022). The 5% increase in hashrate was driven by the installation of new latest generation hardware to replace existing lower efficiency hardware.

This enabled 110 Bitcoin to be mined during the month (12% decrease, due primarily to three less days in the period and an increase in the network difficulty), generating monthly operating revenue of US$4.5 million.

Mackenzie update (2.4 EH/s, 80MW) – BC, Canada

Additional project development activities at the Company’s site in Mackenzie has resulted in a further 0.9 EH/s (30MW) of capacity, which is expected to come online in 2023. This additional power capacity increases the site’s expected capacity from 1.5 EH/s (50MW) to 2.4 EH/s (80MW).

Construction continued to progress, with the internal fit out of the first 20MW data center building well advanced and installation and commissioning activities for the medium voltage electrical infrastructure for the first 0.3 EH/s (9MW) already complete. The second 20MW data center building is largely complete and work has commenced on the internal fit out.

The first 0.3 EH/s (9MW) remains ahead of schedule with the anticipated operational start date in early Q2 2022. The ramp up to 1.5 EH/s (50MW) remains on track for Q3 2022, with the full 2.4 EH/s (80MW) expected in 2023.

Upon completion, the specialized data centers are expected to power an additional ~23,000 Bitmain S19j Pro and S19j miners (already secured) generating 2.4 EH/s of incremental hashrate and adding approximately 15-20 direct full-time local jobs in Mackenzie.

See Mackenzie construction progress video at https://www.youtube.com/watch?v=swzOmMN1aCQ.

First 20MW data center	Wiring for miner racking complete

2 Currently 98% directly from renewable energy sources; 2% from purchase of RECs.

Prince George update (2.4 EH/s, 85MW) – BC, Canada

Foundation works for the first data center building at the Company’s site in Prince George commenced in February, ahead of previous guidance of March. Site grading and civil works for the remainder of the site are progressing in parallel and work has commenced on the laydown area for the site ahead of the first major electrical and mechanical equipment deliveries.

Key additional studies and project agreements were executed with BC Hydro during the month, progressing the connection process and accelerating certain engineering and procurement activities required for the initial 50MW.

The first 1.4 EH/s (50MW) remains on track to be energized by the end of Q3 2022, with the additional 1.0 EH/s (35MW) anticipated to come online in 2023.

Upon completion, the specialized data centers are expected to power an additional ~25,000 Bitmain S19j Pro and S19j miners (already secured) generating 2.4 EH/s of incremental hashrate and adding approximately 20 direct full-time local jobs in Prince George.

Childress County (Panhandle) update (9.6 EH/s, 335MW) – Texas, USA

Following execution of the 600MW connection agreement with AEP Texas in January, site development, procurement and early construction mobilization activities continued during the month of February.

The first 3.0 EH/s (100MW) of data center buildings are expected by the end of 20223, with an additional 6.6 EH/s (235MW) from S19j and S19j Pro miners (already secured) expected to progressively come online until Q3 2023. The site also has the capability to power an additional ~8 EH/s4 (265MW) of miners beyond the 15 EH/s currently secured.

Upon completion and at full capacity, the specialized data centers are expected to generate ~18 EH/s4 of incremental hashrate and add approximately 50-60 direct full-time local jobs in the region.

Community engagement

In addition to targeting markets with abundant and/or under-utilized renewable energy, Iris Energy seeks to partner with the local communities in which we operate.

Iris Energy is a proud sponsor of the Columbia Valley Rockies Hockey Club. The Rockies are a junior B ice hockey team based in Invermere, British Columbia, Canada and are members of the Eddie Mountain Division of the Kootenay Conference of the Kootenay International Junior Hockey League (KIJHL).

The Rockies kicked off their 2021/2022 playoffs campaign with a big 5-2 win over the Fernie Ghostriders.

Rockies vs. Ghostriders (Playoff Game 1)

3 Data center buildings targeted for completion by end of 2022; energization of data centers targeted for Q1 2023.
4 Equivalent hashrate potential for the power capacity assuming installation of Bitmain S19j Pro miners.

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which are now expected to support an additional >1GW of aggregate power capacity to power growth well beyond the Company’s 15 EH/s of secured miners (~530MW) and 795MW of announced power capacity.

Further details will be provided in due course including as and when development sites transition to the construction phase.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate increased 5% in February 2022, attributable to the installation of new latest generation hardware to replace existing lower efficiency hardware.

While the average Bitcoin price was relatively steady at ~US$41k, revenue decreased vs. January due primarily to February having three fewer days and an increase in the network difficulty (average implied global hashrate increased from 180 EH/s to 195 EH/s), partially offset by the 5% increase in the Company’s average operating hashrate.

Operating*	Dec-21	Jan-22	Feb-22
Operating renewable power usage (MW)	26	27	27
Avg operating hashrate (PH/s)	748	804	844
* Reflects actual recorded operating power usage and hashrate (not nameplate). Note: 30MW nameplate capacity is higher than actual operating power usage at Canal Flats due to features of the Company’s specialized data center design which utilizes variable speed fans to reduce power consumption during cooler months, as well as the Company maintaining a buffer within its infrastructure capacity that can be also directed to other site uses (e.g. in-house fabrication shop at Canal Flats is currently operating as Iris Energy has the advantage of saving time and costs by internally constructing certain components for its expansion sites).

Financial (unaudited)[5]	Dec-21	Jan-22	Feb-22
Bitcoin mined*	124	126	110
Mining revenue (US$’000)	6,170	5,015	4,495
Electricity costs (US$’000)	945	970	895
Revenue per Bitcoin (US$)	49,700	39,935	40,789
Electricity costs per Bitcoin (US$)	7,612	7,727	8,118
* Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).

5 Monthly U.S. dollar values shown have been translated from Australian dollars (A$) at the noon buying rate of the Federal Reserve Bank of New York on the last working day of each month. The rate applied for February 2022 is A$1 to US$0.7218.

Miner Shipping Schedule	Hardware	Units	PH/s (incremental)	PH/s (cumulative)
Operating (February 2022)	S19j Pro / Other[6]	8,527	844	844
Inventory – in transit	S19j Pro / S19j	2,527	243	1,087
Inventory – pending deployment	S19j Pro / S19j / Other[7]	10,627	906	1,993
Q1 2022	S19j Pro / S19j	5,926	571	2,564
Q2 2022	S19j Pro / S19j	11,660	1,119	3,683
Q3 2022	S19j Pro / S19j	7,063	659	4,342
Q4 2022	S19j Pro / S19j	27,973	2,781	7,123
Q1 2023	S19j Pro	26,577	2,658	9,781
Q2 2023	S19j Pro	26,765	2,676	12,457
Q3 2023	S19j Pro	26,952	2,695	15,152
Total		154,597	15,152

Site Overview	Capacity (MW)	Capacity (EH/s)	Timing[8]	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Q2-Q3 2022	Under construction
	30	0.9	2023	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Under construction
	35	1.0	2023	Under construction
Childress County (Texas, USA)	100	3.0	Q4 2022[3]	Under construction
	235	6.6	2023	Under construction
Total (miners secured)	530	15.2
Childress County (Texas, USA)	265	~8[4]		Potential capacity
Total (potential expansion)	795	~23[4]

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

•	Focus on low-cost renewables: Iris Energy targets markets with low-cost, excess and/or under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and specialized data centers, providing long-term security and operational control over its assets

•	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

Forward Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and the Company’s business plan. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

6 Includes mix of lower efficiency hardware, which is estimated to represent less than 3% of the operating 844 PH/s.
7 Includes mix of lower efficiency hardware.
8 All timing references are to calendar quarters and years.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co

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